Exhibit 99.2
For analyst and media enquiries, please
call Sean O’Sullivan on +61 2 82745239
27 May 2010
4th quarter net operating profit US$23.7m
Full year net operating profit US$133.0m
(Excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$23.7 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 31 March 2010. This represents an increase of 208% compared to the corresponding quarter of last year.
The net operating result for the fourth quarter including asbestos, ASIC expenses and tax adjustments was a loss of US$2.3 million, compared to a loss of US$129.6 million for the corresponding quarter of last year.
Full year net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% to US$133.0 million from US$100.5 million for the prior year. Including asbestos, ASIC expenses and tax adjustments, full year net operating profit moved from US$136.3 million to a loss of US$84.9 million.
The results include unfavourable asbestos adjustments of US$24.2 million for the quarter and US$224.2 million for the full year, which are primarily attributable to the appreciation of the Australian dollar against the US dollar. For the quarter from 31 December 2009 to 31 March 2010, the Australian dollar appreciated against the US dollar by 2% to US$0.9158. For the full year from 31 March 2009 to 31 March 2010, the Australian dollar appreciated against the US dollar by 33%, compared to a 25% depreciation in the prior year.
Excluding a contribution to the AICF of US$110.0 million in fiscal 2009, net operating cash flow for the full year increased to US$183.1 million from US$64.8 million in the prior year. The company will make a funding contribution of approximately US$63.7 million to the AICF on 1 July 2010 representing 35% of the company’s free cash flow, as defined by the A FFA.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 6. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 4th quarter and full year of fiscal year 2010 versus the 4th quarter and full year of the prior fiscal year.
Media Release: James Hardie – 4th Quarter and Full Year FY10

CEO Commentary
“US sales volume rose in the quarter compared to the same quarter last year for the first time in four years, suggesting that the bottom of the downturn may have been reached,” said James Hardie CEO, Mr Louis Gries.
“The extent and rate of the US recovery still remains uncertain. Additionally, over the last several months we have started to incur higher raw material, freight and energy costs. Despite these increases, the US business continues to perform well financially,” Mr Gries added. “Funding for growth initiatives has been increased and the company is well positioned to drive its long-term strategy.”
Operating Performance
Total sales for the quarter increased 14% to US$274.9 million, gross profit was up 32% to US$91.4 million and EBIT excluding asbestos and ASIC expenses was 124% higher at US$38.3 million compared to the corresponding period of last year. EBIT including asbestos and ASIC expenses for the quarter improved from a loss US$160.4 million in the fourth quarter of last year to US$11.8 million in the final quarter.
For the full year, total sales decreased 6% to US$1,124.6 million, gross profit was up 7% to US$416.1 million and EBIT excluding asbestos and ASIC expenses was 22% higher at US$208.7 million. EBIT including asbestos and ASIC expenses moved from US$173.6 million to a loss of US$21.0 million.
4th Quarter and Year End at a Glance

	Q4	Q4%				%
US$ Millions	FY 2010	FY 2009	Change	FY 2010	FY 2009	Change

Net sales	$274.9	$241.3	14	$1,124.6	$1,202.6	(6)
Gross profit	91.4	69.2	32	416.1	388.8	7
EBIT excluding asbestos and ASIC expenses	38.3	17.1	124	208.7	170.9	22
AICF SG&A expenses	(0.5)	0.7	—	(2.1)	(0.7)	—
Asbestos adjustments	(24.2)	(176.5)	86	(224.2)	17.4	—
ASIC expenses	(1.8)	(1.7)	(6)	(3.4)	(14.0)	76
EBIT	11.8	(160.4)	—	(21.0)	173.6	—
Net interest expense	(2.1)	(1.1)	(91)	(4.0)	(3.0)	(33)
Other income (expense)	0.3	(14.8)	—	6.3	(14.8)	—
Income tax (expense) benefit	(12.3)	46.7	—	(66.2)	(19.5)	—
Net operating profit (loss)	(2.3)	(129.6)	98	(84.9)	136.3	—
Diluted earnings (loss) per share (US cents)	(0.5)	(30.0)	98	(19.6)	31.4	—

Media Release: James Hardie – 4th Quarter and Full Year FY10

Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 208% for the quarter to US$23.7 million, and 32% to US$133.0 million for the full year, as shown in the following table:

	Q4	Q4%				%
US$ Millions	FY 2010	FY 2009	Change	FY 2010	FY 2009	Change

Net operating profit (loss)	$(2.3)	$(129.6)	(98)	$(84.9)	$136.3	—

Excluding:

Asbestos:
Asbestos adjustments	24.2	176.5	(86)	224.2	(17.4)	—
AICF SG&A expenses	0.5	(0.7)	—	2.1	0.7	—
AICF interest income	(0.7)	(1.6)	56	(3.3)	(6.4)	48
(Gain) impairment on AICF investments	(2.0)	14.8	—	(6.7)	14.8	—
Tax benefit related to asbestos adjustments	1.1	(48.7)	—	1.1	(48.7)	—

ASIC expenses	1.8	1.7	6	3.4	14.0	(76)

Tax adjustments	1.1	(4.7)	—	(2.9)	7.2	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$23.7	$7.7	—	$133.0	$100.5	32

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	5.4	1.8	—	30.5	23.1	32

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter increased 200% to US5.4 cents and for the full year increased 32% from US23.1 cents in the prior year to US30.5 cents in the current year.
The strength of net operating cash flow in the quarter and full year ended 31 March 2010 enabled the company to reduce net debt by US$6.0 million and US$146.8 million respectively. As at 31 March 2010, the company had net debt of US$134.8 million.
USA and Europe Fibre Cement
According to the US Census Bureau, single family housing starts in the quarter ended 31 March 2010 were 114,300, compared to the March 2009 figure of 78,300. Annualised seasonally-adjusted single family housing starts in March 2010 were 531,000, still significantly below the January 2006 peak of 1.823 million annualised starts, but 11% above the trough of 479,000 in April 2009.
Against this background, net sales increased 4% in the quarter to US$196.8 million compared to the corresponding quarter of last year. Fourth quarter sales volume increased 2% to 314.0 million square feet. The average net sales price increased 2% from US$612 to US$627 per thousand square feet.
For the full year, net sales declined 11% to US$828.1 million, compared to the prior year. Sales volume decreased 15% to 1,303.7 million square feet, and the average net sales price increased 4% from US$609 to US$635 per thousand square feet.
USA and Europe Fibre Cement EBIT increased by 8% to US$34.8 million for the quarter and by 5% to US$208.5 million for the full year. The increase in full year EBIT was driven by lower input costs (primarily pulp, energy and freight), higher average net sales price and improved plant performance which contributed to lower average unit manufacturing costs. The USA and Europe Fibre Cement EBIT margin was 17.7% for the quarter and 25.2% for the full year, compared to 17.1% and 21.4%, respectively, for the corresponding periods of the prior year.
Media Release: James Hardie – 4th Quarter and Full Year FY10

Asia Pacific Fibre Cement
Net sales increased 49% to US$78.1 million for the quarter. The higher value of the Asia Pacific business’ currencies against the US dollar in the fourth quarter accounted for 39% of the increase. In Australian dollars, net sales increased 10% due to an increase in sales volume.
For the full year, net sales increased 9% to US$296.5 million, compared to US$273.3 million for the prior corresponding period. In Australian dollars, net sales increased 2% due to an increase in average net sales price.
Results for the Australian business improved in the quarter, due to an increase in sales volume, driven by growing demand in the small-to-medium-size-builder and renovations segments as well as a strengthening local housing construction market. For the full year, sales volume was stable.
Australian Bureau of Statistics (ABS) data for the March quarter showed residential housing approvals increased 45% compared to the corresponding quarter of the prior year, with detached housing approvals up 36% and medium density approvals up 98% compared to the fourth quarter of the prior year. For the full year, the ABS reported a 16% increase in housing approvals compared to the prior year.
The New Zealand business also improved in the quarter, supported by a stronger operating environment, with housing consents increasing 32% compared to the March quarter of 2009. The Philippines business increased sales in the quarter by 23%, driven largely by stronger repair and remodel sales.
Asia Pacific Fibre Cement EBIT for the quarter increased 113% from US$6.7 million to US$14.3 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 77% of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 36% due to increased sales volume, the growth in sales of higher-margin differentiated products and reduced raw material and manufacturing costs.
Asia Pacific Fibre Cement EBIT for the full year increased 25% from US$47.1 million to US$58.7 million. In Australian dollars, Asia Pacific Fibre Cement EBIT for the year increased 14% due to strong primary demand growth offsetting weakened local markets, an increase in average net sales price and favourable product mix shift, together with lower raw materials costs and reduced manufacturing costs.
Re-domicile
The company completed Stage 1 of the two-stage Proposal to transform to a Societas Europaea company and move its corporate domicile from The Netherlands to Ireland (the Proposal) on 19 February 2010 and was transformed from a Dutch NV company to a Dutch SE company and now operates under the name of James Hardie Industries Societas Europaea (JHI SE). If shareholders approve Stage 2 of the Proposal, JHI SE will become subject to Irish law in addition to the SE Regulation.
An Extraordinary General Meeting to consider Stage 2 of the Proposal will be held in The Netherlands on 2 June 2010. Before this, an Extraordinary Information Meeting will be held in Sydney on 28 May 2010. If shareholders approve Stage 2, the company anticipates that the Proposal will be implemented in June 2010.
Media Release: James Hardie – 4th Quarter and Full Year FY10

Outlook
New housing construction activity in the US improved in the quarter with the US Census Bureau reporting that the number of single family unit starts in the quarter to March 2010 were 9.2% higher than the preceding December quarter and 46% higher than the March 2009 quarter.
Analysts remain confident that the US housing market will continue to improve in fiscal year 2011. However, severe challenges remain, including constrained credit conditions that are restricting the availability of finance for prospective buyers and developers, a weak employment market, and a continuing supply of foreclosed homes.
Asia Pacific markets that James Hardie participates in are likely to be somewhat better in fiscal year 2011 than in fiscal year 2010.
Operating costs are expected to be higher as market demand drives upward pressure on basic commodity prices.
Despite higher costs, the company expects to deliver good financial returns in current market conditions, and at the same time increase spending on long-term product and market initiatives.
Further Information
Readers are referred to the company’s Consolidated Financial Statements and Management’s Analysis of Results for the period ended 31 March 2010 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.
Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Consolidated Financial Statements. Readers are referred to Notes 11, 13 and 14 of the company’s 31 March 2010 Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues, respectively.
END
Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5239
Vice President Investor and Media Relations	Email: media@jameshardie.com.au
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Consolidated Financial Statements. These documents, along with a webcast of the Management Presentation on 27 May 2010, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2009 with the SEC on 25 June 2009.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Media Release: James Hardie – 4th Quarter and Full Year FY10

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.
Media Release: James Hardie – 4th Quarter and Full Year FY10

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$11.8	$(160.4)	$(21.0)	$173.6

Asbestos:
Asbestos adjustments	24.2	176.5	224.2	(17.4)
AICF SG&A expenses	0.5	(0.7)	2.1	0.7

ASIC expenses	1.8	1.7	3.4	14.0

EBIT excluding asbestos and ASIC expenses	38.3	17.1	208.7	170.9

Net sales	$274.9	$241.3	$1,124.6	$1,202.6

EBIT margin excluding asbestos and ASIC expenses	13.9%	7.1%	18.6%	14.2%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating (loss) profit	$(2.3)	$(129.6)	$(84.9)	$136.3

Asbestos:
Asbestos adjustments	24.2	176.5	224.2	(17.4)
AICF SG&A expenses	0.5	(0.7)	2.1	0.7
AICF interest income	(0.7)	(1.6)	(3.3)	(6.4)
(Gain) impairment on AICF investments	(2.0)	14.8	(6.7)	14.8
Tax expense (benefit) related to asbestos adjustments	1.1	(48.7)	1.1	(48.7)

ASIC expenses	1.8	1.7	3.4	14.0

Tax adjustments	1.1	(4.7)	(2.9)	7.2

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$23.7	$7.7	$133.0	$100.5

Media Release: James Hardie – 4th Quarter and Full Year FY10

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$23.7	$7.7	$133.0	$100.5
Weighted average common shares outstanding — Diluted (millions)	438.9	435.6	436.8	434.5

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	5.4	1.8	30.5	23.1

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Operating profit (loss) before income taxes	$10.0	$(176.3)	$(18.7)	$155.8

Asbestos:
Asbestos adjustments	24.2	176.5	224.2	(17.4)
AICF SG&A expenses	0.5	(0.7)	2.1	0.7
AICF interest income	(0.7)	(1.6)	(3.3)	(6.4)
(Gain) impairment on AICF investments	(2.0)	14.8	(6.7)	14.8

Operating profit before income taxes excluding asbestos	$32.0	$12.7	$197.6	$147.5

Income tax (expense) benefit	(12.3)	46.7	(66.2)	(19.5)
Tax expense (benefit) related to asbestos adjustments	1.1	(48.7)	1.1	(48.7)
Tax adjustments	1.1	(4.7)	(2.9)	7.2

Income tax expense excluding tax adjustments	(10.1)	(6.7)	(68.0)	(61.0)

Effective tax rate excluding asbestos and tax adjustments	31.6%	52.8%	34.4%	41.4%

Media Release: James Hardie – 4th Quarter and Full Year FY10

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$11.8	$(160.4)	$(21.0)	$173.6
Depreciation and amortisation	16.1	14.8	61.7	56.4

EBITDA	$27.9	$(145.6)	$40.7	$230.0

General corporate costs excluding ASIC expenses and domicile change related costs – General corporate costs excluding ASIC and domicile change related costs is not a measure of financial performance under US GAAP and expenses should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

General corporate costs	$8.5	$19.4	$42.9	$70.6

Excluding:
ASIC expenses	(1.8)	(1.7)	(3.4)	(14.0)
Domicile change related costs	(0.7)	(7.8)	(9.1)	(10.3)

General corporate costs excluding ASIC expenses and domicile change related costs	$6.0	$9.9	$30.4	$46.3

Media Release: James Hardie – 4th Quarter and Full Year FY10

Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbour Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; the company’s proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of the company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.
Media Release: James Hardie – 4th Quarter and Full Year FY10